SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For September, 2020

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE 923rd
BOARD OF DIRECTORS’ MEETING

On September 17, 2020, at 1:00 p.m., the undersigned Board members listed below met via video conferencing at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, pursuant to the caput and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, No. 300, Pinheiros, in the city and state of São Paulo, resolved on “the Election of Officers, as per item II of Article 142 of Federal Law 6,404/76, for the remaining 2019-2021 term of office” (time: 20’). The matter was instructed with CODEC Official Letter 140/20 and ATA/Official Letter 318/20-SG, both dated September 15, 2020, CODEC Opinion 064/2020, dated September 16, 2020, the Minutes of 16th Meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, dated September 16, 2020, the Registration Forms and the CVs of the appointees, which are filed in the electronic folder of the meeting. The Chairman informed that the Controlling Shareholder appointed Ricardo Daruiz Borsari for the position of Metropolitan Officer, replacing Paulo Massato Yoshimoto; and Monica Ferreira do Amaral Porto for the position of Regional Systems Officer, replacing Ricardo Daruiz Borsari, to be analyzed by the Board of Directors. On behalf of the Board of Directors, the Chairman thanked Paulo Massato Yoshimoto for his total dedication, technical expertise and full seriousness and professionalism with which he led the Metropolitan Office. The Board of Directors, pursuant to item II of Article 142 of Federal Law 6,404/76, unanimously approved the election of:

RICARDO DARUIZ BORSARI, Brazilian citizen, married, civil engineer, holder of identification document (RG) number 5.447.247-7 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 003.952.738-70, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo – SP, CEP: 05429-000, for the position of Metropolitan Officer, to fulfill the remaining 2019-2021 term of office ,

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors coinciding with the other officers, replacing PAULO MASSATO YOSHIMOTO, inscribed in the register of individual taxpayers (CPF) under number 898.271.128-72; and

MONICA FERREIRA DO AMARAL PORTO, Brazilian citizen, widower, civil engineer, holder of identification document (RG) 6.598.705-6 SSP/SP and inscribed in the register of individual taxpayers (CPF) under number 037.916.638-01, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, CEP: 05429-000, for the position of Regional Systems Officer, to fulfill the remaining 2019-2021 term of office, coinciding with the other officers, replacing RICARDO DARUIZ BORSARI, inscribed in the register of individual taxpayers (CPF) under number 003. 952.738-70.

The elected Officers will perform their roles under a term of office coincident with that of the other officers, pursuant to the Company’s Bylaws. Compensation will be set based on CODEC’s guidelines, as resolved at a General Shareholders’ Meeting. Officers who hold more than one officer position will be entitled to a single compensation. Regarding the declaration of assets, the applicable state regulations must be observed.

The investiture in the position will observe the requirements, impediments and procedures set forth in Brazilian Corporation Law and other current regulations, which shall be verified upon investiture by the Company. The instruments of investiture (drawn up in the proper book) will be signed, and the clearance statements will be filed at the Company's headquarters. Additionally, investiture in the position is conditioned to the commitment to specific goals and results to be achieved, which are subject to approval by the Board of Directors, pursuant to Article 23 of Law 13,303/2016 and paragraph 1 of Article 42 of the Bylaws. The instrument of investiture must state the officers’ compliance with the arbitration clause of the Novo Mercado Regulation provided for in Article 52 of the Bylaws.

Additionally, investiture is conditioned to the commitment to specific goals and results to be achieved, which are subject to approval by the Board of Directors, pursuant to Article 23 of Law 13,303/2016 and paragraph 1 of Article 42 of the Bylaws. The instrument of investiture must state the officers’ compliance with the arbitration clause of the Novo Mercado Regulation.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

After the floor was opened and there were no other pronouncements, the Chairman of the Board of Directors, Mario Engler Pinto Junior, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors and then signed by the following attending Board members: MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA CUNHA, EDUARDO DE FREITAS TEIXEIRA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, LUCAS NAVARRO PRADO, REINALDO GUERREIRO, WALTER LUIS BERNARDES ALBERTONI AND WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company's Board of Directors' Meetings.

São Paulo, September 17, 2020.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 28, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.